Exhibit 4.3

DESCRIPTION OF SECURITIES

Capitalized terms used but not defined herein have the meaning ascribed to them in the annual report on Form 10-K to which this Description of Securities is an exhibit.

Capital Stock

As of February 20, 2020, Goldman Sachs BDC, Inc.’s (“GSBD’s”) authorized stock consists of 200,000,000 shares of common stock, par value $0.001 per share (of which 40,401,637 shares were outstanding as of December 31, 2019), and 1,000,000 shares of preferred stock, par value $0.001 per share (of which no shares were outstanding as of December 31, 2019). GSBD’s common stock is traded on the New York Stock Exchange under the symbol “GSBD.” There are no outstanding options or warrants to purchase GSBD’s stock. Under Delaware law, GSBD’s stockholders will generally not be personally liable for its debts or obligations.

A. Common Stock

All shares of GSBD’s common stock have equal rights as to earnings, assets, dividends and other distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be made or paid to the holders of GSBD’s common stock if, as and when declared by the board of directors (the “GSBD Board”) out of funds legally available therefor, subject to the rights of holders of shares of any series of its preferred stock then outstanding. Shares of GSBD’s common stock have no exchange, conversion or redemption rights. Shares of GSBD’s common stock are subject to the transfer restrictions set forth in GSBD’s certificate of incorporation, as described more fully below, as well as any restrictions on transfer arising under federal and state securities laws or by contract. Following the time at which the transfer restrictions contained in GSBD’s certificate of incorporation terminate, shares of GSBD’s common stock will be freely transferable, except when their transfer is restricted by federal and state securities laws or by contract. In the event of GSBD’s liquidation, dissolution or winding up, each share of its common stock would be entitled to share ratably in all of its assets that are legally available for distribution after GSBD pays all debts and other liabilities and subject to any preferential rights of holders of shares of any series of GSBD’s preferred stock then outstanding. Each share of GSBD’s common stock is entitled to one vote on all matters submitted to a vote of stockholders generally, including the election of directors elected by a vote of stockholders generally. Except as provided with respect to any other class or series of stock, including GSBD’s preferred stock, as more fully described below, the holders of GSBD’s common stock possess exclusive voting power. There is no cumulative voting in the election of the GSBD Board, which means that holders of a majority of the outstanding shares of its capital stock entitled to vote in the election of such directors are entitled to elect that number of nominees equal to the number of directors to be elected by such holders, and holders of less than a majority of such shares will be unable to elect one or more specific directors for any available directorship. In addition, holders of GSBD’s common stock may participate in its dividend reinvestment plan.

On December 9, 2019, GSBD entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Goldman Sachs Middle Market Lending Corp. (“MMLC”), Evergreen Merger Sub Inc., a Delaware corporation and GSBD’s wholly owned subsidiary (“Merger Sub”), and Goldman Sachs Asset Management LP. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into MMLC, with MMLC continuing as the surviving company and as a wholly-owned subsidiary of GSBD (the “First Merger”) and, immediately thereafter, MMLC will merge with and into GSBD, with GSBD continuing as the surviving company (the “Second Merger” and, together with the First Merger, the “Mergers” or the “Merger”). It is a condition to the closing of the Merger that GSBD stockholders approve a proposed amended and restated certificate of incorporation of GSBD to be approved by GSBD’s stockholders, that would restrict stockholders that acquire shares of GSBD’s common stock pursuant to the Merger from transferring such shares for certain periods of time (the “GSBD Charter Amendment Proposal”).

Assuming approval of the GSBD Charter Amendment Proposal, the amended and restated certificate of incorporation of GSBD (the “Amended and Restated GSBD Charter”) will provide that following the closing of the Merger (the “Closing”), without the prior consent of the GSBD Board, MMLC stockholders who acquire shares of GSBD common stock in the Merger (each, an “Affected Stockholder”) will not be able to transfer or sell:

•	any shares of GSBD common stock acquired by such Affected Stockholder in the Merger for 90 days following the date of the filing of the Amended and Restated GSBD Charter (the “Filing Date”);

•	two-thirds of the shares of GSBD common stock acquired by such Affected Stockholder in the Merger for 180 days following the Filing Date; and

•	one-third of the shares of GSBD common stock acquired by such Affected Stockholder in the Merger for 270 days following the Filing Date.

Any purported transfer by an Affected Stockholder in violation of these transfer restrictions under the Amended and Restated GSBD Charter (the “Transfer Restrictions”) would have no force or effect. The Transfer Restrictions under the Amended and Restated GSBD Charter will apply only to the Affected Stockholders, and will not apply to shares of GSBD common stock acquired by any other stockholder, whether prior to or following the Closing.

B. Preferred Stock

GSBD’s certificate of incorporation authorizes the GSBD Board to create and issue one or more series of preferred stock to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”). Prior to the issuance of shares of each series of preferred stock, the GSBD Board will be required by Delaware law and by GSBD’s certificate of incorporation to establish the voting powers (full or limited, or no voting powers), and the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of each series of GSBD’s preferred stock. Thus, to the extent permitted by the 1940 Act, the GSBD Board could authorize the issuance of shares of a series of GSBD’s preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of its common stock or otherwise be in their best interest.

Any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to GSBD’s common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 66 2/3% of GSBD’s total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class voting separately to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred stock (as determined in accordance with the 1940 Act), including any outstanding perpetual preferred stock, voting together as a separate class. For example, the vote of such holders of preferred stock would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

Provisions of the DGCL and GSBD’s Certificate of Incorporation and Bylaws

Limitation on Liability of Directors; Indemnification and Advancement of Expenses

The indemnification of GSBD’s officers and directors is governed by Section 145 of the Delaware General Corporation Law (the “DGCL”) and GSBD’s certificate of incorporation and bylaws. Section 145(a) of the DGCL empowers GSBD to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of GSBD) by reason of the fact that the person is or was a director, officer, employee or agent of GSBD, or is or was serving at the request of GSBD as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if (1) such person acted in good faith, (2) in a manner such person reasonably believed to be in or not opposed to the best interests of GSBD and (3) with respect to any criminal action or proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL empowers GSBD to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of GSBD to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of GSBD, or is or was serving at the request of GSBD as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of GSBD, and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to GSBD unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of GSBD has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Section 145(d) of the DGCL provides that in all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it will be made by GSBD only if it is consistent with the 1940 Act and as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct set forth in those subsections. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(e) authorizes GSBD to pay expenses (including attorneys’ fees) incurred by an officer or director of GSBD in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person to whom the advancement will be made to repay the advanced amounts if it is ultimately determined that he or she was not entitled to be indemnified by GSBD as authorized by Section 145. Section 145(e) also provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of GSBD, or persons serving at the request of GSBD as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as GSBD deems appropriate.

Section 145(f) provides that indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of such Section are not to be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Section 145(g) authorizes GSBD to purchase and maintain insurance on behalf of its current and former directors, officers, employees and agents (and on behalf of any person who is or was serving at the request of GSBD as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, regardless of whether GSBD would have the power to indemnify such persons against such liability under Section 145.

Section 102(b)(7) of the DGCL allows GSBD to provide in its certificate of incorporation a provision that limits or eliminates the personal liability of a director of GSBD to GSBD or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not limit or eliminate the liability of a director (1) for any breach of the director’s duty of loyalty to GSBD or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the

DGCL, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. GSBD’s certificate of incorporation will provide that its directors will not be liable to GSBD or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the current DGCL or as the DGCL may hereafter be amended.

GSBD’s certificate of incorporation requires GSBD to indemnify to the full extent permitted by Section 145 of the DGCL all persons whom it may indemnify under that section. GSBD’s certificate of incorporation also provides that expenses incurred by its officers or directors in defending any action, suit or proceeding for which they may be entitled to indemnification under its certificate of incorporation shall be paid in advance of the final disposition of the action, suit or proceeding. However, any indemnification or payment or reimbursement of expenses made pursuant to such provisions of its certificate of incorporation will be subject to the applicable requirements of the 1940 Act. In addition, GSBD’s bylaws provide that, except for certain proceedings initiated by its directors or officers, GSBD must indemnify, and advance expenses to, its current and former directors and officers to the fullest extent permitted by the DGCL, but provide that any indemnification or reimbursement of expenses thereunder is subject to the applicable requirements of the 1940 Act.

Delaware Anti-Takeover Law

The DGCL contains, and GSBD’s certificate of incorporation and bylaws also contain, provisions that could make it more difficult for a potential acquirer to acquire GSBD by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of GSBD to negotiate first with the GSBD Board. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of GSBD’s stockholders. GSBD believes, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.

GSBD has elected in its certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. However, GSBD’s certificate of incorporation contains provisions that, at any point in time in which GSBD’s common stock is registered under Section 12(b) or Section 12(g) of the Exchange Act, have the same effect as Section 203, except that it exempts Group Inc. and its affiliates, and certain of its or their respective direct or indirect transferees and any group as to which such persons are a party, from the effect of those provisions. In general, these provisions will prohibit GSBD from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to such time, the GSBD Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of GSBD outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers of GSBD; or

•

at or subsequent the such time the business combination is approved by the GSBD Board and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

These provisions define “business combination” to include the following:

•	any merger or consolidation involving GSBD or any direct or indirect majority-owned subsidiary of GSBD with the interested stockholder;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, of 10% or more of either the aggregate market value of all the assets of GSBD or the aggregate market value of all the outstanding stock of GSBD; subject to certain exceptions, any transaction that results in the issuance or transfer by GSBD or by any direct or indirect majority-owned subsidiary of GSBD of any stock of GSBD or of such subsidiary to the interested stockholder;

•

any transaction involving GSBD or any direct or indirect majority-owned subsidiary of GSBD that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series (or securities convertible into the stock of any class or series) of GSBD or of any such subsidiary owned by the interested stockholder, except as to immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

•

the receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of GSBD), of any loans, advances, guarantees, pledges or other financial benefits provided by or through GSBD or any direct or indirect majority-owned subsidiary.

In general, these provisions define an “interested stockholder” as any entity or person that is the beneficial owner of 15% or more of GSBD’s outstanding voting stock or is an affiliate or associate of GSBD and was the beneficial owner of 15% or more of its outstanding voting stock at any time within the three-year period immediately prior to the relevant date, and the affiliates or associates of any such entity or person, but Group Inc. and its affiliates and certain of its or their respective direct or indirect transferees and any group as to which such persons are a party are excluded from the definition of interested stockholder.

These provisions could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire GSBD.

Election of Directors

GSBD’s bylaws provide that, unless otherwise provided in its certificate of incorporation (including with respect to the special rights of holders of one or more series of its preferred stock to elect directors), its directors are elected by the affirmative vote of the holders of a majority of the votes cast by stockholders entitled to vote thereon present in person or by proxy at a meeting of stockholders called for the purpose of electing directors. Under GSBD’s certificate of incorporation, the GSBD Board has the power to amend its bylaws, including the provisions specifying the vote required to elect directors. Under Section 216 of the DGCL, however, a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the GSBD Board.

Classified Board of Directors

Under GSBD’s certificate of incorporation, subject to the special right of the holders of one or more series of preferred stock to elect additional preferred directors, its directors are divided into three classes of directors, serving staggered three-year terms, with the term of office of directors in only one of the three classes expiring each year. As a result, one-third of such directors will then be elected each year. A classified board may render a change in control of GSBD or removal of GSBD’s incumbent management more difficult. GSBD believes, however, that the longer time required to elect a majority of a classified board will help to ensure the continuity and stability of its management and policies.

Number of Directors; Removal; Vacancies

GSBD’s certificate of incorporation provides that, subject to any rights of holders of one or more series of preferred stock to elect additional preferred directors, the total number of directors is fixed from time to time exclusively pursuant to a resolution adopted by the GSBD Board. Under the DGCL, unless the certificate of incorporation provides otherwise (which GSBD’s certificate of incorporation does not), directors on a classified board may be removed only for cause. GSBD’s certificate of incorporation provides that its directors are divided into classes serving staggered three-year terms and such directors may only be removed for cause, and only upon the affirmative vote of holders of at least two-thirds of the outstanding shares entitled to vote generally in the election of directors. Under its certificate of incorporation, subject to the applicable requirements of the 1940 Act and the rights of the holders of one or more series of preferred stock, any vacancy on the GSBD Board resulting from the death, resignation, retirement, removal or disqualification of a director or other cause, or any vacancy resulting from an increase in the number of directors, may be filled only by vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director; provided that when the holders of any class or series of GSBD’s stock are entitled under the certificate of incorporation to elect directors, vacancies in directorships elected by such class, classes or series may be filled by a majority of the remaining directors so elected. Any such limitations on the ability of GSBD’s stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of GSBD.

Action by Stockholders

GSBD’s certificate of incorporation provides that GSBD’s stockholders are only able to take action at an annual or special meeting of stockholders and may not take action by written consent of stockholders in lieu of a meeting. This may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

GSBD’s bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the GSBD Board and the proposal of other business to be considered by stockholders may be made only (1) by or at the direction of the GSBD Board (or a duly authorized committee thereof), (2) pursuant to GSBD’s notice of meeting or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. For any nomination or business proposal to be properly brought by a stockholder for a meeting, such stockholder will have to comply with advance notice requirements and provide GSBD with certain information. Generally, to be timely, a stockholder’s notice must be received at GSBD’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. GSBD’s bylaws specify requirements as to the form and content of any such stockholder’s notice. GSBD’s bylaws also allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. GSBD’s bylaws further provide that nominations of persons for election to the GSBD Board at a special meeting may be made only by or at the direction of the GSBD Board, and provided that the GSBD Board has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give GSBD advance notice of nominations and other business is to afford the GSBD Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the GSBD Board, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although GSBD’s bylaws do not give the GSBD Board any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action that are made in compliance with applicable advance notice procedures, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to GSBD and GSBD’s stockholders.

Stockholder Meetings

GSBD’s certificate of incorporation and bylaws provide that any action required or permitted to be taken by stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the GSBD Board, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of GSBD’s outstanding voting securities.

Calling of Special Meetings of Stockholders

GSBD’s certificate of incorporation and bylaws provide that special meetings of stockholders may be called by the GSBD Board, the chairman of the GSBD Board and GSBD’s chief executive officer, and not by any other person.

Amendments to the Certificate of Incorporation and Bylaws

Section 242 of the DGCL generally provides any amendment to the certificate of incorporation must be approved and declared advisable by the GSBD Board and adopted by the affirmative vote of holders of a majority of the outstanding shares of capital stock entitled to vote thereon, and by a majority of the outstanding stock of each class entitled to vote thereon as a class. Section 109 of the DGCL provides that, after a corporation has received payment for its capital stock, the power to adopt, amend or repeal the bylaws shall be in the stockholders entitled to vote, but any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. GSBD’s certificate of incorporation provides the GSBD Board with such power. The DGCL provides that the certificate of incorporation may contain provisions requiring for any corporate action the vote of a larger portion of the stock or of any class or series thereof than is required by the DGCL. GSBD’s certificate of incorporation provides that the following provisions, among others, may be amended by GSBD’s stockholders only by a vote of at least two-thirds of the outstanding shares of its capital stock entitled to vote thereon:

•	the provisions regarding the classification of the GSBD Board;

•	the provisions specifying the percentage of votes required to remove directors for cause;

•	the provisions limiting stockholder action by written consent;

•	the provisions regarding the calling of special meetings;

•	the provisions regarding the number of directors and filling vacancies on the GSBD Board and newly created directorships;

•	the provision requiring a supermajority vote to amend GSBD’s bylaws;

•	the limitation of directors’ personal liability to GSBD or GSBD’s stockholders for breach of fiduciary duty as a director;

•	the provisions regarding indemnification and advancement of expenses under GSBD’s certificate of incorporation;

•	the provision regarding restrictions on business combinations with interested stockholders; and

•	the amendment provision requiring that the above provisions be amended only with a two-thirds supermajority vote.

GSBD’s bylaws generally are able to be amended by approval of (i) a majority of the total number of authorized directors or (ii) the affirmative vote of the holders of at least two-thirds of the outstanding shares of its capital stock entitled to vote thereon.

In connection with the consummation of the Merger, GSBD’s certificate of incorporation is expected to be amended in the event that GSBD’s stockholders approve the GSBD Charter Amendment Proposal.

Conflict with 1940 Act

GSBD’s bylaws provide that, if and to the extent that any provision of the DGCL or any provision of GSBD’s certificate of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.